December 3, 2014

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:        OFG Bancorp

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

Response dated October 2, 2014

File No. 001-12647

Dear Mr. Rodriguez:

We are responding to your letter, dated November 11, 2014, relating to the filing referenced above of OFG Bancorp (the “Company”). Your comment is set forth below, together with our corresponding response.

Form 10-K for the Year Ended December 31, 2013

Note 24. OFG Bancorp (Holding Company Only) Financial Information, page 193

1.      We note your response to comment 5 in our letter dated September 22, 2014.  Cash receipts from dividends received from your wholly-owned subsidiaries are cash flows from operating activities based on ASC 230-10-45-16(b).  The reference in your response to ASC 230-10-45-12(b) applies to returns on investments from other entities as opposed to your wholly-owned subsidiaries.  Please revise the dividends received from your wholly-owned subsidiaries to cash flows from operating activities in future filings.

We acknowledge the Staff’s comments and confirm that in future filings we will include dividends received from our wholly-owned subsidiaries in cash flows from operating activities.

*****************

As requested, we hereby acknowledge that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.

Respectfully submitted,

/s/ Ganesh Kumar

Ganesh Kumar

Executive Vice President and CFO